Exhibit 99.1

MOKO SOCIAL MEDIA

QUESTION: WHAT IF WE CREATED THE CONTENT, THE PLATFORM, AND THE DISTRIBUTION CHANNEL? THE ANSWER: WE OWN THE AUDIENCE. MOKO SOCIAL MEDIA: ESTABLISHING A DIGITAL PORTFOLIO ACROSS 3 DISTINCT VERTICALS WITH A COMBINED USER BASE OF MILLIONS OF TARGETED CONSUMERS

Partnership Official mobile app of IM Leagues Audience Now available on 860+ campuses Technology Scheduling tool that combines the power of social connectivity First Mover Advantage No other mobile product delivers college students instant access to their campus rec information college intramurals & fitness made easy REC*IT

Target Audience 21 million enrolled college students College Specific Social Network A closed campus community to record and share funny, curious or noteworthy things around school Instant Access To Student Body Registration instantly links users to their college’s private group Partnership With Brands Ad reach can be broad or tailored to individual college campus A college specific social app for sharing, experiencing and connecting students’ college life.

Speak the news Online digital political opinion/ news content creator & aggregator Tell a story Democratic & progressive political commentators, observers, activists and readers brought together Mobilized Access Native iOS and Android Apps, plus VOYCIT community App launching in December quarter Curation Jimmy Williams leads a cast of political hot-shots u.s. political mobile social network

Create Groups and Communities Enable political activists, politicians, lobby groups and individuals to communicate Generate Own Content Tell your story, experiences and take part in a healthy debate Share and Discuss Share with your groups what’s important to you and affect change Target Your Base Lobbyists can test ideas and policies on user-groups user-generated political social community mobile digital community for running enthusiasts Content Rich Go to destination for running industry news and inspiration Size Matters Largest participatory sport in the U.S. with 54.2m participants Experts On-staff industry mavens creating unique content Oversight Lead by former world class professional road racer Bill Reifsnyder RUNHAVEN

Most extensive searchable database of races with news, registration utility and information on events across the country. Target Audience 19+ million race finishers in the U.S. Females account for 10.8 million finishers nationwide. 1 Over 40,000 events already logged and loaded. Searchable by type, region, date, etc. 1 Running USA: 2014 State of the Sport - Part III Launching Q1 2015

Mass-Sharable Curated Content Signature grid snapshot of the day’s important and entertaining content on the Web news and entertainment content for the social, mobile and visual age. Super Sharers 65% of Tagroom audience come to find content worth sharing Unlimited Advertising Solutions Able to accommodate most campaign requirements and budgets Eyes On Us Over 3 million monthly page views

21 Million students Currently enrolled in U.S Colleges/ Universities1 54.2 Million avid runners/joggers Across the U.S. 3 153 Million registered voters in the U.S.2 98% of 18-24 year olds On the internet use social media4 1 National Center for Education Statistics (NCES) – U.S. Dept of Education 2 U.S. Census Bureau 3 Running USA: 2014 State of the Sport - Part II: Running Industry Report 4 Comscore Media Metrix 2014

MOKO IS A COMMUNITY BUILDER We develop and brand mobile social networks for tailored audiences. We create digital content and publishing assets to large, like-minded groups of people to socialize and communicate around their common interests. REC*IT RUNHAVEN COLLEGE M 18 - 24 SPORT AND FITNESS P 25 - 44 NEWS AND POLITICS P 35+

CREATING A SEAMLESS CONTENT EXPERIENCE ACROSS USER SCREENS. Desktop / Mobile Web 3 premium content sites on desktop 3 mobile optimized sites launched in 2014 …more coming 1Q2015 In-App 3 app releases (iOS & Android platforms) 3 more scheduled for 2H2014/ 1Q2015 Current Stats: 5.5+ Million Users Current Stats: 425,000+ installs

CPG Retail & Apparel QSR TRAVEL & TOURISM Sporting Goods Super PACs Education & Employment tech / consumer electronics Financial Services Auto Entertainment television Insurance movies video games food & alcohol pharma telcomm

THE PLATFORM Marketing Monetization & Promotion Concept & Development Market Research & Beta Testing Growth & Retention Production & Launch Begin ∞ Month 0 - 6 Month 6 - 12 Month 12+ ENGINE PROCESS PRODUCT UI/UX & DESIGN DEVELOPMENT TECHNICAL AD OPS USER ACQUISITION MARKETING ANALYTICS& REPORTING SALES

What is digital Advertising? High Tech? Simply put, digital advertising is the buying and selling of ads through machines. It is is similar to online stock trading in that an advertiser uses software to buy ad impressions. All of the magic happens through machines….self learning machines! Not these types of machines

Today With programmatic advertising, digital ad buying is faster, more efficient, and less expensive. Also, advertisers now have more granularity into their advertising campaigns by paying for impressions individually and using a dashboard to strategically manage and target their ad campaigns. 1965 2015 The Old Days: Relationships were king! Martini lunch’s, the magazine would take the ad agency or brand out. They get to know each other. An ad buy is done. Magazine printed. The Old Digital Days: 2yrs ago Hard to believe but even digital advertising was bought and sold manually. Ad sales network “pre-bought” impressions for websites, packaged them up and sold them to brands. 2013 PUBLISHER SALES ADVERTISER

AD SALES PROCESS SALES TEAM Prospecting Building Pipelines Sales Presentations RFP Management NETSUITE SALES DEVELOPMENT Research & Analysis Monetization Opportunities Brainstorms Media Plan & Proposal IO Management COMSCORE NETSUITE ACCOUNT MANAGEMENT Campaign Management Client Services Optimization & Reporting Upsell AD OPS Technical Implementation Inventory Management Trafficking Delivery Optimization OPEN X / DFP / ADMOB NETWORKS/EXCHANGES MEDIATION SERVERS FINANCE Billing & Invoicing Payment Processing Reconciliation = $$$

MARKETING STRATEGY & ROLLOUT OFF-LINE Activation Teams Experiential Events DIGITAL User Acquisition Media Campaigns Content Sharing Deals (Revenue Generating) SOCIAL MEDIA Facebook Twitter Pinterest Instagram Share RSS Feeds Rec*It Tuition Sweeps Rec*It Street Teams Speakiesy In-App Scavenger Hunt

REC*IT With these metrics …we have proven the app adds value to the daily lives of Intramural sports participants who have downloaded i t . The avg app sees under 10K downloads. 46K D.A.U’s 13.3 Million screenviews per month 98% Retention with over 5.5 minutes of engagement per session, 0% 25% 50% 75% 100% Day 1 Day 7 Day 30 100% 99% 98% 2% 10% 14% 1 Mobile Marketer October 29, 2014 2 Google Analytics 2014 3 Adobe Analytics 2014 Lifetime downloads 00 30,000 60,000 90,000 120,000 Aug Sept Oct USER GROWTH USER RETENTION What this means in terms of the market? After 10yrs, 15K employees & billions in investment, Facebook gets $4.901 The avg app has under 2 mins engagement. 5.22% Desktop Smartphone Tablet REC*IT Search 3.1% 2.6% Social 0.4% 0.6% Display 0.4% 0.3% 0.2% 2.1% 13x higher than industry avg ~ 2x higher than SEARCH Avg direct CPM rates $3.50 AD ENGAGEMENT - C T R

USER GROWTH BLUENATIONREVIEW.COM 1,500,000 1,975,000 2,450,000 2,925,000 3,400,000 Sept Oct BNR APP [IOS & Android] 00 80,000 160,000 240,000 320,000 Sept Oct Display 0.4% 0.3% 0.2% 1.45% Desktop Smartphone Tablet BNR AD ENGAGEMENT - CTR #7 NEWS APP | iOS APP STORE #2 NEWS APP | ANDROID PLAYSTORE Facebook BNR: 6 months = 745,837 likes (incl. Progressive America) Politico: 7 years = 473,389 likes HuffPost Politics: 9 years = 1.2 million likes Gawker: 7 years = 888,476 likes The Daily Caller: 5 years = 424,510 likes BUILDING A COMMUNITY 5x higher CTR than industry avg BlueNationReview.com Launched in June 2014 but already: • 64 % of Politico’s Monthly Uniques • 53% of Fox News Politics Monthly Uniques • 52% of CNN Politics Monthly Uniques • 27% of HuffPost Politics Monthly Uniques COMSCORE MEDIA METRIX BUILDING AUDIENCE Marin Software Enterprise-Class Advertiser’s CTRs, by Device & Channel: Q3 2014

RUNHAVEN USER GROWTH RUNHAVEN.COM VISITORS 00 250,000 500,000 750,000 Aug Sept Oct Facebook fans = 428,246 RunHaven.com Monthly pageviews have grown 265+% in the last 3 months. Google Analytics Highly desirable target audience. • 62% Female • Age: 25 – 44 • 70% Mobile [Smartphones & Tablet] Google Analytics WHY RACEADVIZOR? MARKET DEMAND Non-traditional events are growing exponentially and each year the number of participants has nearly doubled; most learned about events through social media or friends. 64% planned to participate in an event in the next 12 months. 2014 State of the Sport - Part I: Non-Traditional Running Events REVENUE POTENTIAL Advertising spending of the sporting goods industry in the United States (2013) = $436.8 MILLION Source: Statista 2014 Creating the ultimate one – stop planning destination for one of the fastest growing fitness activities in the industry.

MOKO SOCIAL MEDIA: A RAPIDLY GROWING DIGITAL PORTFOLIO OF HIGHLY ENGAGED COMMUNITIES

MOKO has built a unique scaleable platform that: …is acquiring the right users that are relevant to advertisers, …creating more user engagement, …resulting in a more valuable business.

MOBILITY. SOCIAL. PUBLISHING TAILORED MOBILE SOLUTIONS JOIN US ON THE JOURNEY.